EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	2007	2006	2005	2004	2003
(in millions)
Income (loss) before income tax (expense) benefit	$(73)	$395	$145	$(35)	$(316)
Cumulative effect of changes in accounting principle	—	—	—	—	—
Interest expense(A)	493	418	300	219	260
Debt expense amortization	9	13	8	18	7
Interest portion of rent expense (33%)	17	15	15	13	13

Total earnings	446	841	468	215	(36)

Capitalized interest	7	6	1	1	6
Interest expense(A)	510	433	314	232	273
Debt expense amortization	9	13	8	18	7

Total fixed charges	526	452	323	251	286

Ratio of earnings to fixed charges	0.85	1.86	1.45	0.86	(0.13)
Earnings shortfall	(80)	—	—	(36)	(322)

(A)	Excludes interest expense on income tax contingencies.

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